Exhibit 99.1

Fundtech Acquires InterSoftware Consolidating
Bacs Payments Processing Market

7,600 corporate customers set to benefit from
additional payments and EIPP services

Jersey City, N.J. March X, 2009: Fundtech Ltd (NASDAQ: FNDT), a market leader in global transaction banking solutions, today announced the acquisition of InterSoftware Ltd, through its UK-based division Accountis Europe Ltd. The acquisition expands the company’s UK corporate payments customer base to 8,500, representing over one-third of all companies processing Bacs payments. These new customers will benefit from having seamless access to Accountis’ extensive range of electronic payment services, including electronic invoice presentment.

Following the acquisition, InterSofware Bacstel-IP users will have access to a wider range of products and services in areas such as direct debit and credit management, remittance notification, fully automated enterprise payment workflow and electronic invoicing presentment and payment (EIPP). Customers will be able to add features and streamline payment operations, while reducing costs.  InterSoftware users that migrate to the Accountis Web-based ASP service will be able to add any of these modules instantly without any change to their IT infrastructure.

Peter Radcliffe, Executive Chairman of Accountis said: “This acquisition firmly positions Accountis as the leading player in the UK payments market.  With access to 7,600 new corporate customers, we have a unique opportunity to accelerate the growth of the Accountis’ wide range of payment services, including our EIPP Network.”

Commenting on the acquisition, Reuven BenMenachem, CEO of Fundtech said: “This acquisition significantly expands our corporate customer base, enabling us to provide a wide range of leading-edge payment services directly to corporates and via our existing banking channels.  This move supports our long-term goal of being the premier provider for corporate FSC services to corporations and financial institutions globally.”

For the year ended December 31, 2008 InterSoftware (UK) Ltd., headquartered in Manchester, England, had revenues of GBP 1.1 Million. Under the terms of the definitive agreement, Accountis l acquired 100% of InterSoftware for  GBP 2.7 Million in cash.

The transaction closed on April 1, 2009 and over the next few months InterSoftware will be  integrated into Accountis..

For the second quarter of 2009 Fundtech expects the acquisition to be neutral in terms of Non GAAP earnings per share, and slightly dilutive in terms of GAAP earnings per share.  For 2010 Fundtech expects the acquisition to be slightly accretive in terms of Non-GAAP EPS neutral in terms of GAAP EPS.

- Ends –

Notes for Editors

About Fundtech
Fundtech (NASDAQ: FNDT), was founded in 1993, and is a leading provider of software and services to banks of all sizes around the world. Payments systems include wire transfers, ACH origination, cross-border payments and remittance. Cash management systems are designed for large corporate through small business clients. Fundtech operates the world’s largest SWIFT service bureau. We offer an extensive line of financial supply chain applications including electronic invoice presentment and supply chain financing. And we are the leading provider of CLS systems to the world’s largest banks. More than 1,000 clients throughout the world rely on Fundtech solutions to improve operational efficiency and provide greater competitiveness through innovative business-to-business services. For more information, visit www.fundtech.com.

About Accountis Europe Ltd.
Accountis provides secure financial document exchange and payment systems to companies globally. Processing over 1 million transactions every day the Accountis trusted payments network is used by many of the world's largest corporations to leverage existing systems and maximise efficiencies across the financial supply chain. Solutions in the Accountis portfolio include international electronic invoicing solutions, secure document exchange facilities and payment services such as Bacstel-IP, Direct Debit collections and card balance transfers. For more information, visit www.accountis.com.

Forward Looking Statements:
This news release contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, projections of revenues, income or loss, capital expenditures, plans for growth and future operations, competition and regulation. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this Release, the words, "estimates," "expects," "anticipates," "believes," "plans," "intends," and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. The factors that could cause actual results to differ materially from those discussed or identified from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2007, including general economic and market conditions, changes in regulations and taxes and changes in competition in pricing environment. Undo reliance should not be placed on these forward-looking statements, which are applicable only as of the date hereof. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

Press Contacts:

Metia Inc.
(UK) Chanda Gathani
Tel: +44 (0) 20 3100 3605
chanda.gathani@metia.com

 (US) Charlotte Crivelli, +1 917-320-6452
charlotte.crivelli@metia.com

(APAC) Jenny White,
jenny.white@metia.com

Brodeur India:
Praveen Nagda, +91 20 26154540
pnagda@broduerindia.com

Corporate Contacts:

George Ravich – Fundtech Ltd.
Tel: +1-201-215-6530
george.ravich@fundtech.com

Susan Davies - Accountis Europe Ltd
Tel: +44 (0)1248 672658
susan.davies@accountis.com